(202) 274-2029

kweissman@luselaw.com

April 18, 2006

Via EDGAR and Fax

Mr. Todd Schiffman

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	ES Bancshares, Inc.

Registration Statement on Form S-4

File No. 333-133029

Dear Mr. Schiffman:

On behalf of ES Bancshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the above captioned Registration Statement. This amendment is being filed for the following purposes:

I.	Delaying Amendment.

Since the Registrant is not seeking automatic effectiveness under Instruction G to Form S-4, pursuant to Rule 473(a) of Regulation C, we are adding language to the cover page of the Registration Statement delaying effectiveness until the Commission shall act or the Registrant shall remove the delaying comment.

II.	Inclusion of Exhibits.

In accordance with our discussions with the staff, we have added as Exhibits 4.2 and 4.3 to the Registration Statement, the Registrant’s warrant agreements.

Mr. Todd Schiffman

April 18, 2006

III.	Expansion of Legal Opinion.

In accordance with our discussions with the staff, we have amended our legal opinion included pursuant to paragraph (b)(5) of Item 601 of Regulation S-B to address the enforceability of the warrants.

IV.	Application of SAB 50.

As the staff is aware, the subject Registration Statement relates to the issuance of stock in connection with the formation of a holding company for a commercial bank. Please be advised that all of the conditions to Staff Accounting Bulletin No. 50 will be met in connection with the subject transaction including the following:

•	There are no anticipated changes in the shareholders’ relative equity ownership interest in the underlying bank assets, except for redemption of no more than a nominal number of shares of unaffiliated persons who dissent;

•	In the aggregate, only nominal borrowings are to be incurred for such purposes as organizing the holding company, to pay nonaffiliated persons who dissent, and to meet minimum capital requirements;

•	There are no new classes of stock authorized other than those corresponding to the stock of the subject bank immediately prior to the reorganization;

•	There are no plans or arrangements to issue any additional shares to acquire any business other than the subject bank; and

•	There has been no material adverse change in the financial condition of the bank since the latest fiscal year end included in its 2005 annual report to stockholders which will be sent to stockholders together with the prospectus/proxy statement.

If you have any questions or comments on these matters, please do not hesitate to contact the undersigned at (202) 274-2029 or Eric Envall, Esq. at (202) 274-2034.

Sincerely,

Kip A. Weissman

cc:	Donald Walker

Christopher Winsor

Kate McHale

Anthony P. Costa

Philip A. Guarnieri